[Graphic omitted] Ahold

                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications



                                                      Date:  December 31, 2004
                                      For more information:  +31 75 659 57 20




Ahold reaches agreement on sale G. Barbosa

Zaandam, The Netherlands, December 31, 2004 - Ahold today announced that it has signed an agreement to sell its Brazilian retail chain G. Barbosa Comercial Ltda. to an affiliate of ACON Investments, a US-based investment firm which has other retailing investments in Latin America. This transaction is expected to close in the first quarter of 2005, and is subject to satisfaction of various closing conditions.

G. Barbosa is a food retailer with 32 hypermarkets and supermarkets with a strong position in the states of Sergipe and Bahia in the North East of Brazil.
G. Barbosa also operates its in-store credit card CrediHiper.

The divestment of Ahold's activities in Brazil is part of Ahold's strategy to optimize its portfolio and to strengthen its financial position by reducing debt. With this transaction, Ahold has completed its Brazilian divestment program.

Ahold Corporate Communications: +31.75.659.5720


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's intention to complete the divestment of G. Barbosa Comercial Ltda., Ahold's ability to consummate the transaction, Ahold's expectations as to the timing of the closing, and statements as to the contribution of the sale to Ahold's debt reduction. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to Ahold's ability to complete the divestment of G. Barbosa Comercial Ltda., the actions of government and law enforcement agencies, the inability to satisfy, or delays in satisfying, closing conditions, Ahold's liquidity needs exceeding expected levels and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com